For Immediate Release

 NEWS RELEASE

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Pacific North West Capital Appoints New Director

Vancouver, British Columbia – November 14th, 2007: Pacific North West Capital Corp. (PFN -- TSX.V, PAWEF -- OTCBB, P7J-- Frankfurt) -- Pacific North West Capital Corp. (the "Company") announces the addition of Mr. Denny Hop to the Board of Directors.

On behalf of the Board of Directors of Pacific North West Capital Corp, Harry Barry – President of the company would like to welcome Mr. Denny Hop to our board.  The members of the Board of Directors are looking forward to working closely with Mr. Hop to further develop our corporate objectives.

Mr. Hop is an independent businessman in the City of Calgary. His firm, Hop Asset Management Ltd., specializes in creating consolidated financial and estate plans for high net worth families and private business owners.  Mr. Hop is a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982. He is also a partner in Uniglobe Travel (Western Canada) Inc., a travel agency regional franchise with 65 independently owned and operated agencies in Western Canada. Mr. Hop is a member of the Board of Breaker Energy, a publicly traded oil and gas company on the Toronto Stock Exchange, which will exit the 2007 year at about 5000 equivalent barrels of oil per day.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals.  Management's corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and Soquem.  The company has $9.5 Million in working capital and securities with no debt.

On behalf of the Board of Directors

                                        The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 14, 2007